               [INTEGRATED PROCESS EQUIPMENT CORP. LETTERHEAD]

                               February 28, 1997

VIA ELECTRONIC SUBMISSION
-------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

        Re:  Integrated Process Equipment Corp.
             Request for Withdrawal of
             Registration Statement on Form S-3 (File No. 333-22295)
             -------------------------------------------------------

Dear Ladies and Gentlemen:

    Integrated Process Equipment Corp., a Delaware corporation (the "Company"), hereby requests that its Registration Statement (File No. 333-22295) on Form S-3 filed with the Commission on February 24, 1997 be withdrawn because the Prospectus contained in such Registraton Statement relates to securities registered under Registration Statement No. 33-44746 and Registration Statement No. 33-70962 and appropriate post-effective amendments to such Registration Statements have been filed with the Commission on February 27, 1997.

    The persons named as selling shareholders in the Prospectus have not sold any of their securities to any persons solicited by means of the Prospectus contained in such Registration Statement.

    Please do not hesitate to contact Yoichiro Taku of Wilson, Sonsini, Goodrich & Rosati at (415) 354-4251 with any questions you may have regarding the Registration Statement.

                                       Very truly yours,

                                       INTEGRATED PROCESS EQUIPMENT CORP.

                                       /s/ John S. Hodgson

                                       John S. Hodgson
                                       Chief Financial Oficer